04037230

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A

JUL 9 2004

(Mark One)
(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission file number 333-67414

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE DOW CHEMICAL COMPANY
2030 DOW CENTER
Midland, Michigan 48674

PROCESSED
JUL 12 2004
THOMSON FINANCIAL

EXPLANTORY NOTE

This amendment is being filed to revise the report of the independent registered public accounting firm to only make reference to their audit having been conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

REQUIRED INFORMATION

Financial statements for the years ended December 31, 2003 and 2002, supplemental schedules for the year ended December 31, 2003, and Report of Independent Registered Public Accounting Firm.

Exhibits
23 Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

DATE: July 8, 2004

BY: ____________________
Allan E. Fowler
Chairman of the Retirement Board
of The Dow Chemical Company

The Dow Chemical Company Employees' Savings Plan

Financial Statements as of and for the Years Ended December 31, 2003 and 2002, Supplemental Schedules for the Year Ended December 31, 2003 and Report of Independent Registered Public Accounting Firm

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employer Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
Suite 400
3320 Ridgecrest Drive
Midland, MI 48642-5859
USA

Tel: +1 989 631 2370
Fax: +1 989 631 4485
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Dow Chemical Company
Employees' Savings Plan
Midland, Michigan

We have audited the accompanying statements of net assets available for benefits of The Dow Chemical Company Employees' Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 11, 2004

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:		
Investments—at fair value:		
Pooled funds	$ -	$1,316,450,452
Plan interest in Master Trust:		
Investments:		
Allocated ESOP Fund	608,734,235	
Other	4,710,254,542	
Participant loans	94,398,792	
The Dow Chemical Company common stock:		
Dow Stock Fund		699,565,413
ESOP Fund (including unallocated shares of $171,329,424 and $185,601,480 in 2003 and 2002, respectively)	171,329,424	625,979,296
Temporary investments	22,928	91,953,878
Participant loans		84,936,064
Investment contracts—at contract value		1,579,268,204
Total investments	5,584,739,921	4,398,153,307
Receivables:		
Employer contributions	88,176	116,228
Employee contributions	3,147,620	2,983,388
Interest—dividends and other	1,397,846	17,253,228
Total receivables	4,633,642	20,352,844
Total assets	5,589,373,563	4,418,506,151
LIABILITIES:		
Other payables		24,565,433
Notes payable	30,290,672	60,851,254
Total liabilities	30,290,672	85,416,687
NET ASSETS AVAILABLE FOR BENEFITS	$5,559,082,891	$4,333,089,464

See notes to financial statements.

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS:		
Investment income (loss):		
Plan interest in Master Trust investment income	$ 489,381,695	$ -
Net appreciation (depreciation) in fair value of investments	434,610,403	(501,640,087)
Dividends	42,182,850	60,311,165
Interest	48,446,477	85,145,300
Net investment income (loss)	1,014,621,425	(356,183,622)
Contributions:		
Employer	58,143,755	54,381,587
Employee	138,999,546	157,315,742
Total contributions	197,143,301	211,697,329
Plan mergers	339,218,330	
Total additions (deductions)	1,550,983,056	(144,486,293)
DEDUCTIONS:		
Distributions and withdrawals	319,655,961	354,336,602
Interest expense	4,585,956	7,154,097
Administrative expenses	747,712	799,994
Total deductions	324,989,629	362,290,693
NET INCREASE (DECREASE)	1,225,993,427	(506,776,986)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	4,333,089,464	4,839,866,450
End of year	$5,559,082,891	$4,333,089,464

See notes to financial statements.

1. DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan Document or Summary Plan Description for a more complete description of the Plan's provisions.

General—The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), and covers any person who is or becomes a regular employee of The Dow Chemical Company (the "Company"), or of certain of the Company's subsidiaries. Prior to 2003, a Union Carbide Corporation ("UCC") participant was entitled to a Company matching contribution upon contribution to the Plan; other participants were not entitled to a Company matching contribution or any Company discretionary contributions until the participant completed one year of eligibility service. Beginning in 2003, UCC and Dow participants are not entitled to a Company matching contribution or any Company discretionary contributions until the participant completes one year of eligibility service. A Dow or UCC salaried or ANGUS Chemical Company ("ANGUS") hourly participant is eligible to receive an Employee Stock Ownership Plan ("ESOP") mandatory contribution when employed through December 31 of any given year. The determination of eligibility service for any individual who is covered under a collective bargaining agreement and who subsequently becomes a salaried employee is based on the original hire date. The Retirement Board of the Dow Chemical Company administers the Plan.

Employee Contributions—Plan participants generally may elect to contribute from 1% to 40%, depending on the participant's base pay, limited to a 1% minimum contribution. Employees who do not exceed the gross compensation limits are limited to 40% of base pay in 1/2% increments, with a 1% minimum contribution. The maximum yearly gross compensation contribution made through payroll deductions was $12,000 and $11,000 in 2003 and 2002, respectively. Plan participants may elect to increase, decrease, suspend, or resume compensation deferrals at any time. New elections are effective as soon as practicable after the request is processed.

Company Contributions—Company contributions to the Plan are comprised of the ESOP mandatory contribution and a matching contribution. The ESOP mandatory contribution guarantees each Dow salaried and ANGUS hourly participant a total contribution of at least 1% of their annual base pay. Beginning in 2003, UCC participants also receive the 1% ESOP mandatory contribution. The ESOP trustee releases the shares of common stock of the Company to Plan participants based on principal and interest repayments of the notes. If the release of Company common stock results in a contribution to Plan participants of less than 1% of base salary, an additional contribution of Company common stock will be made. No mandatory contributions were required for the years ended December 31, 2003 and 2002.

Dividends on the shares of stock held by the ESOP are used to meet principal and interest obligations of the ESOP notes. For the years ended December 31, 2003 and 2002, dividend income of the common stock was not adequate to offset the interest and principal payments of the notes of the ESOP fund. Accordingly, ESOP Company contributions of $6,231,344 and $6,847,738 were made in 2003 and 2002, respectively.

The Company matching contribution is calculated as 50% of the first 6% of annual base pay deferrals in 2003 and 2002. Prior to April 1, 2003, the Company matching contribution was calculated as 75% of the first 7.5% of compensation for UCC participants. Company contributions are made each pay period based on Plan participants' contributions during that pay period. Company contributions made to UCC participants are made only as matching contributions and are made exclusively in ESOP common stock. Beginning July 1, 2002, Company contributions were made in ESOP common stock, except those for certain employees subject to bargaining agreements which are made in cash.

Temporary Investments—Temporary investments are investments in short-term money market funds in the respective investment funds.

Restricted Stock—Participant balances in the Dow Stock Fund included in the Plan or Master Trust can be a combination of restricted and non-restricted funds. Company mandatory contributions to the ESOP fund, including any stock rolled over from predecessor plans, are restricted and cannot be transferred to other funds. However, upon attaining age 50, a participant has the option of transferring the restricted stock into any fund with the exception of the Dow Stock Fund. Such transfers of restricted stock in the ESOP fund are limited to 1% increments under the following transfer schedules:

Age	Stock Eligible for Transfer
50 - 54	Up to 25% of the account balance each year
55 - 59	Up to 50% of the account balance each year
60 & Over	Up to 100% of the account balance each year

Account Valuation—Participant account balances reflect the total contributions made to the Plan by the employee and the Company, plus investment results (which are allocated on a pro rata basis) less expenses and withdrawals.

Vesting—Participants are immediately vested in all amounts credited to their Plan account, including employee contributions, the Company matching contribution and investment earnings. Dow and UCC salaried or ANGUS hourly participants who terminate employment before December 31 for any reason other than retirement, disability or death do not receive the ESOP mandatory contribution. Participants who transfer from the Company's employment or from a participating employer to a subsidiary of the Company which is at least 50% owned by the Company and which is not a participating employer will participate in the ESOP mandatory contribution for the Plan in the year of the transfer.

Benefits Distribution—Benefits are generally distributable upon termination of employment as a lump sum payment or may be deferred until any future date. Eligible retirees age 65 or older, or age 50 and over with at least 10 years of eligibility service, may also request partial withdrawals from the Plan. Active employees can request in-service distribution upon the attainment of age 59-1/2. After-tax withdrawals are available once every six months. In certain limited hardship situations (as defined by Internal Revenue Service regulations), participants may withdraw up to 100% of their employee contributions account balance.

Participant Loans—Active participants may borrow from their employee contributions, plus earnings on those contributions, with a minimum loan of $1,000. Plan loans are limited to the smaller of:

- 50% of the total account balance, or
- $50,000 less the highest outstanding loan balance in the preceding 12 months.

Loan repayments for active employees are made through payroll deductions, on an after-tax basis, with a minimum term of six months and a maximum of 54 months for any purpose other than the purchase of a primary residence; and a minimum term of six months and a maximum of 120 months for loans for the purpose of purchasing a primary residence. Repayments, both interest and principal, are credited to the participant's account and are allocated among the fund options according to the participant's current investment election. A fixed interest rate is applied to the loan. This rate is equal to the prime rate as listed in the Wall Street Journal-Eastern Edition on the last day of each calendar quarter before the loan is processed (February 2, 2001 forward) or the prime rate as listed by Bankers Trust Company in New York ("Bankers Trust") on the last working day of the month before the day the loan is processed (April 1, 1999 through February 2, 2001). The range of rates on loans outstanding at December 31, 2003 and 2002 was 4% to 11%.

Administration—Administrative expenses of the trustee are charged to the Plan. The net assets of the Plan and Master Trust for the Plan and the Mycogen Corporation Deferred Savings Plan are held by Fidelity Management Trust Company ("Fidelity") who acts as independent trustee and custodian for all the investments in the Master Trust. Fidelity manages certain Plan investments in the Master Trust, such as shares of commingled funds.

Prior to January 2, 2002, the assets for the UCC plan were held by Manufacturers Hanover Trust Company and the assets of the ESOP trust for the Plan were held by State Street Bank and Trust Company ("State Street"). On January 2, 2002, the assets of the UCC plan and the ESOP trust were transferred to Fidelity.

Amendment or Termination—The Plan does not have an expiration date. The Company's Board of Directors, however, may at any time terminate, amend or modify the Plan, subject to certain rights of the Plan participants. Upon termination of the Plan, each participant is entitled to receive the entire balance in his or her account in accordance with the terms of the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements for the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America. Investment transactions are accounted for on the trade date, and dividend and interest income are recorded when earned.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates. The Plan and Master Trust invest in common stock and various investment instruments including pooled funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investments—Investments in the Plan and Master Trust consisting of common stock of the Company and pooled funds are stated at fair value. Investments in guaranteed investment contracts are stated at contract value. Common stock of the Company is stated at fair value based upon quoted market value of such securities at year-end. Temporary investments and participant loans receivable are stated at cost which approximates fair value.

Investments of the Interest Income Fund included in the Plan and Master Trust consist of bank Guaranteed Investment Contracts ("GICs") and synthetic investment contracts (see Notes 3 and 5). Synthetic investment contracts operate similarly to a separate account investment contract, except that the assets are placed in a trust (with ownership by the Master Trust) rather than a separate account of the contract issuer. Investment contracts included in the Master Trust other than the synthetic arrangements are subject to fixed interest rates. The synthetic investment contracts provide for prospective crediting interest rate adjustments based on the interest earnings and fair value of the underlying trust assets. The crediting interest rates are reset monthly or quarterly, depending on the contract, and the contracts include wrappers that provide that the crediting interest rates cannot be less than zero. The average crediting interest rate of the synthetic investment contracts as of December 31, 2003 and 2002 was approximately 5.05% and 5.5%, respectively.

All investment contracts are considered benefit responsive and are therefore recorded at contract value in accordance with the American Institute of Certified Public Accountants' Statement of Position 94-4, *Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans*. The average yield for the Interest Income Fund was approximately 4.4% and 4.05% for the years ended December 31, 2003 and 2002, respectively. There are no reserves against the contract value for credit risk of the contract issuer or otherwise.

Benefits Payable—Amounts payable to persons who have withdrawn from participation are not recorded as a liability of the Plan. There were no benefits payable to participants who have withdrawn from participation in the Plan as of December 31, 2003 and 2002.

Tax Status—The IRS has determined and informed the Company by a letter dated October 17, 2003, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (the "Code"). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Derivative Instruments—The Plan and Master Trust account for derivative instruments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended.

Reclassifications—Certain reclassifications of prior year amounts have been made to conform to the current year presentation.

3. INVESTMENTS

The following table presents the Plan's investments at December 31. Investments that exceed 5% or more of the Plan's net assets available for benefits are separately identified. As of August 29, 2003, the Plan began participating in a Master Trust Investment Account.

Investments at Fair Market Value as Determined by Quoted Market Prices	**2003**	**2002**
Common stock of The Dow Chemical Company:		
*ESOP Fund	$ 171,329,424	$ 625,979,296
Dow Stock Fund		699,565,413
Total	171,329,424	1,325,544,709
Growth Equity Fund		268,313,462
Index Equity Fund		345,834,785
Master Trust Investment Account	5,413,387,569	
Other	22,928	879,192,147
Total	5,584,739,921	2,818,885,103
Investments at Contract Value**		
GICs		529,516,453
Synthetic GICs		1,049,751,751
Total	-	1,579,268,204
Total investments	$5,584,739,921	$4,398,153,307

*Nonparticipant-directed

**Refer to Note 5 for separate identification of GICs that exceed 5% of the Plan's net assets available for benefits.

Net appreciation (depreciation) in the fair value of investments of the Plan for the years ended December 31, is as follows:

	2003	2002
Common stock of The Dow Chemical Company:		
ESOP Fund	$ 73,540,464	$ (91,827,404)
Dow Stock Fund	105,893,413	(57,963,941)
Growth Equity Fund	89,523,929	(110,684,783)
Index Equity Fund	52,073,833	(104,107,742)
Pooled Funds	113,578,764	(137,056,217)
Plan interest in Master Trust*	489,381,695	
Total	$923,992,098	$(501,640,087)

*Plan interest in Master Trust includes interest and dividends

4. MASTER TRUST

Effective August 29, 2003, the Company created the Master Trust for the purpose of commingling certain investments of the Plan and the Mycogen Corporation Deferred Savings Plan. The net assets of the Master Trust are held by Fidelity, who acts as the independent trustee, custodian and record keeper for certain investments of the Plan (see Note 3).

The net assets of the Master Trust as of December 31, 2003, are as follows:

Master Trust—Net Assets	
Investments at fair value as determined by quoted market prices:	
The Dow Chemical Company common stock:	
Dow Stock Fund	$ 809,207,190
ESOP Fund (allocated shares)	608,735,159
Pooled Funds	2,179,727,355
Temporary Investments	73,089,521
Participant Loans	94,524,266
Total	3,765,283,491
Investments at contract value (current value—2003, $1,778,920,716):	
Guaranteed Investment Contracts ("GICs")	632,340,825
Synthetic GICs	1,074,922,825
Total	1,707,263,650
Other assets and liabilities of the Master Trust:	
Accrued interest and dividends receivable	16,772,992
Accrued liabilities	(57,175,840)
Total	(40,402,848)
Total net assets in the Master Trust	$5,432,144,293

The total net investment income of the Master Trust for the period August 29, 2003 through December 31, 2003, is as follows:

Net appreciation as determined by quoted market prices:	
Common stock of The Dow Chemical Company:	
Dow Stock Fund	$ 138,180,380
ESOP Fund	104,553,547
Pooled funds	201,409,870
Net appreciation	444,143,797
Dividends	11,817,704
Interest	34,775,973
Total net Master Trust investment income	$ 490,737,474

As of December 31, 2003 the plans participating in the Master Trust held the following interests in the Master Trust net assets:

Plan		
The Dow Chemical Company Employees' Savings Plan	99.7 %	$ 5,413,387,569
Mycogen Corporation Deferred Savings Plan	0.3 %	18,756,724
Total Master Trust net assets available for benefits	100.0 %	$ 5,432,144,293

The net investment income relating to the Master Trust was allocated monthly to the participating plans by the trustee based on the Plan's interest in the individual funds of the trust.

(See following page)

5. INVESTMENT CONTRACTS

The contract value and current value of the investment contracts at December 31, 2002 are as follows:

	Contract Value	Current Value
GICs:		
Jackson National Life Insurance Company G13341 annuity, variable rate	$ 10,038,377	$ 10,096,743
SunAmerica Life Insuance Company #4842A annuity, due 11/20/03, 5.75%	2,513,756	2,606,561
Caisse des Depot #251-03-1 annuity, due 8/26/03, variable rate	10,034,527	10,187,540
*ING Life Insurance and Annuity Company #60031, 2.71%	247,180,612	255,304,996
Business Men's Assurance Company of America #1323 annuity, due 11/03/03, 5.48%	2,017,028	2,083,385
*State Street Bank & Trust #102069, variable rate	257,732,153	266,658,933
Total GICs	529,516,453	546,938,158
Synthetic GICs:		
UBS AG:		
#5045 annuity, variable rate	16,134,233	17,190,307
*#3065 annuity, variable rate	239,560,504	255,359,147
Allstate Life Insurance Company #77082 annuity, variable rate	4,220,602	4,325,275
Pacific Life G-26108 annuity, variable rate	127,631,364	137,863,548
Monumental Life Insurance Company:		
BDA00168TR-A annuity, variable rate	125,225,040	134,344,924
M88TR annuity, variable rate	12,026,027	12,301,668
State Street Bank & Trust #98036-1 annuity, variable rate	25,508,780	27,155,504
JP Morgan Chase Bank:		
*#433823 annuity, variable rate	239,913,675	255,359,147
*AUNION01 annuity, variable rate	239,913,675	255,359,147
Bank of America NT & SA #01-095 annuity, variable rate	19,617,851	20,638,321
Total Synthetic GICs	1,049,751,751	1,119,896,988
Total Investment Contracts	$ 1,579,268,204	$ 1,666,835,146

*Investment exceeds 5% of net assets available for benefits.

6. EMPLOYEE STOCK OWNERSHIP PLAN AND NOTES PAYABLE

The Dow ESOP trust was established pursuant to an Employee Stock Ownership Plan Trust Agreement (the "Trust Agreement"). The Trust Agreement authorized the Dow ESOP trustee to borrow money, if so directed by the Board of Directors, upon such terms and conditions as are permitted under ERISA and as are advisable or proper to carry out the purposes of the ESOP trust. The proceeds of any such loan, and cash contributions by the Company to the ESOP trust not used to repay any such loan or to pay expenses of the ESOP trust, must be used to acquire shares of common stock of the Company.

Pursuant to a Preferred Stock Purchase Agreement between the Company and the Dow ESOP trust, the Dow ESOP trust initially purchased 1,602,322 shares of preferred stock for $137,999,982. To finance the purchase of the preferred stock, the Dow ESOP trust borrowed the purchase price. The preferred stock was redeemable in whole or part at the Company's option any time after January 1, 2000 at $86.125 per share plus an amount equal to all accrued and unpaid dividends. On February 9, 2000, the Company exercised its option to redeem the preferred stock. On that same date the trustee of the Dow ESOP trust elected to convert the preferred stock into common stock at a ratio of 1:1. The ESOP trustee now holds common stock of the Company.

The indenture governing the notes provides that the Company will make cash contributions to the ESOP trust on or prior to the date on which each payment of principal or interest on the notes is scheduled to become due in amounts which, when added to earnings received on such contributions and earnings (including dividends on the common or preferred stock) on the assets of the ESOP trust, together with any other assets lawfully available for this purpose, will be sufficient and lawfully available to timely make such principal, premium or interest payment, except to the extent inconsistent with the requirements of ERISA or the Code. Unless the Company shall itself make payments to satisfy the ESOP trust's other payment obligations under the indenture, the Company also agrees to make such additional cash contributions to the ESOP trust to enable the ESOP trust to satisfy its other obligations, except to the extent inconsistent with the requirements of ERISA or the Code. In order to comply with federal regulations applicable to certain loans to employee stock ownership plans, neither the indenture trustee (Continental Bank) nor holders of the notes will have any recourse against the ESOP trust for payments with respect to the notes.

Notes payable at December 31, 2003 and 2002, include $14,900,000 and $28,700,000, respectively, of 9.42% Guaranteed Amortizing ESOP Notes due 2004. The Company has guaranteed repayment of the notes. Notes payable of $14,900,000 are due on December 31, 2004.

UCC also had an ESOP trust as part of the UCC plan, which was merged with the Dow ESOP trust into one ESOP trust under the Plan on December 27, 2001. On November 16, 1990, Union Carbide loaned the UCC ESOP $325,000,000 at 10% per annum with a maturity date of December 31, 2005. The loan was used to purchase shares of UCC convertible preferred stock. Conversion of the preferred shares to common shares in 1992, together with a restructuring and special stock dividend associated with the spin-off of Praxair, resulted in a share repurchase and $201,000,000 principal repayment of the UCC ESOP loan. UCC ESOP shares were converted into shares of Dow stock on February 6, 2001. On December 27, 2001, the ESOP note for the acquisition of the UCC ESOP shares was restructured with a new maturity date of December 31, 2023 and a new interest rate of 6.96%.

As part of the consideration for the restructuring of the note, UCC agreed to release its security interest in the ESOP shares and to an amortization schedule as follows: 10% of the outstanding balance shall be paid by December 31, 2005; an additional 15% of the outstanding balance shall be paid by December 31, 2010; an additional 25% of the outstanding balance shall be paid by December 31, 2015; and the remaining 50% of the outstanding balance shall be paid by December 31, 2023. As additional consideration, Dow agreed, in the event no other Plan contributions including Company matches are made by Dow, to contribute $73,000,000 in new value into the Plan by December 31, 2023. As of December 31, 2003 and 2002, the principal amount outstanding on the restructured ESOP note was $15,390,672 and $32,151,254, respectively.

Dividends on shares held by the ESOP are paid to the ESOP and, together with Company contributions, are used, in part, by the ESOP to make debt service payments on the loans. The Company declared common stock dividends of $1.34 per share during 2003 and 2002. Shares are released for allocation to participants based on the ratio of the current year's debt service to the sum of the principal and interest payments over the combined life of the two loans.

7. NONPARTICIPANT DIRECTED INVESTMENTS

As of December 31, 2002, the ESOP Fund was an investment of the Plan. Effective August 29, 2003, the Allocated ESOP Fund became part of the Master Trust, while the Unallocated ESOP Fund remained an investment of the Plan. The net assets of the Allocated ESOP Fund as of December 31, 2003 and the changes in net assets of the Allocated ESOP fund for the period August 29, 2003 through December 31, 2003 are included below in the "Plan interest in Master Trust" and "Plan interest in Master Trust investment income" lines below.

(See following page)

Nonparticipant directed investments and changes therein are as follows:

	December 31	
	2003	2002
Net assets available for benefits:		
Investments:		
The Dow Chemical Company common stock	$ 171,329,424	$ 625,979,296
Temporary investments	22,928	1,406,192
Plan interest in net assets of Master Trust Allocated ESOP Fund	608,734,235	
Interest, dividends and other receivables	3,925,403	7,861,708
Notes payable	(30,290,672)	(60,851,254)
Other payables		(5,181,381)
Total net assets available for benefits	$ 753,721,318	$ 569,214,561

	For the Year Ended December 31	
	2003	2002
Change in net assets:		
Investment income (loss):		
Net appreciation (depreciation) in fair value	$ 121,786,680	$ (91,827,404)
Plan interest in Master Trust Allocated ESOP Fund investment income	109,596,963	
Dividends	21,338,753	29,190,262
Interest	135,879	150,177
Total investment income (loss)	252,858,275	(62,486,965)
Contributions—employer	6,231,344	6,847,738
Distributions and withdrawals	(74,512,163)	(61,023,501)
Administrative expenses	(70,699)	(91,659)
Interest expense		(7,154,097)
Transfers to other funds		(144,732)
Total change in net assets	184,506,757	(124,053,216)
Net assets available for benefits:		
Beginning of year	569,214,561	693,267,777
End of year	$ 753,721,318	$ 569,214,561

Investments in The Dow Chemical Company common stock are recorded at fair value based on the quoted fair value of such securities at year-end. Temporary investments are recorded at cost which approximates fair value.

8. PLAN MERGERS

The following defined contribution plans and employee stock ownership plan were merged into the Plan during 2003:

Plan	Effective Date of Merger	Investments Transferred
Dow AgroSciences Employee Savings Plan	8/29/2003	$338,748,325
Buildscape Employee Savings Plan	6/03/2003	470,005
Total		$339,218,330

9. RELATED PARTY TRANSACTIONS

The contribution receivable from Dow was $88,176 and $116,228 as of December 31, 2003 and 2002, respectively. Receivables exist at the end of the Plan year due to the timing of payroll contributions to the trust.

All transactions with Fidelity, Manufacturers Hanover Trust Company and State Street while trustees qualify as party-in-interest transactions.

10. PROHIBITED TRANSACTIONS

Participant contributions totaling $141.10 were not remitted timely to the trustee during January 2002. The participant account was credited to reflect the correct amount that should be in their account, with interest, on November 8, 2002. Excise tax of $21.17 was remitted to the IRS prior to July 31, 2003.

* * * * * *

SUPPLEMENTAL SCHEDULES

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: THE DOW CHEMICAL COMPANY
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

SCHEDULE H, LINE 4j—SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2003

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred with Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(I) Net Gain (Loss)
NONE								

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: THE DOW CHEMICAL COMPANY
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
YEAR ENDED DECEMBER 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost or Contract Value	(e) Current Value
*	Common Stock of The Dow Chemical Company— ESOP Fund			$ 171,329,424
*	Plan interest in Master Trust:			
	Investments:			
	Allocated ESOP Fund			608,734,235
	Other			4,710,254,542
	Participant loans	(Interest rates ranging from 4% to 11%. Loan maturities up to 10 years.)		94,398,792
	Temporary investments			22,928

* Represents a party-in-interest to the Plan.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Dow Chemical Company:

We consent to the incorporation by reference in Registration Statement No. 333-67414 of The Dow Chemical Company on Form S-8 of our report dated June 11, 2004 appearing in this Annual Report on Form 11-K/A of The Dow Chemical Company Employees' Savings Plan for the year ended December 31, 2003.

Deloitte & Touche LLP

Midland, Michigan
July 6, 2004